Exhibit 99.1

Ebang International Reports Financial Results for Fiscal Year 2025

IRVING, United States, April 24, 2026 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), today announced its financial results for the fiscal year ended December 31, 2025.

Operational and Financial Highlights for Fiscal Year 2025

Total net revenues in the 2025 fiscal year increased by 11.4% to US$6.5 million, from US$5.9 million in the 2024 fiscal year.

Gross profit in the 2025 fiscal year was US$0.4 million, compared to a gross profit of US$1.2 million in the 2024 fiscal year.

Net loss in the 2025 fiscal year was US$14.2 million, compared to US$20.9 million in the 2024 fiscal year.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “In fiscal year 2025, despite a complex and volatile external environment, we adhered to our “progress amid stability” approach. While maintaining stable operations across existing businesses, we continuously monitored industry trends and dynamically evaluated potential development opportunities. In response to market shifts and industrial evolution, we prudently optimized resource allocation and explored advanced manufacturing sectors through technical pathway analysis, team building, and preliminary mapping of supply chain resources, creating strategic reserves for future expansion.”

Mr. Hu continued: “Looking ahead, we will take technological innovation and real-sector manufacturing as dual engines, and gradually develop a highly coordinated industrial ecosystem. In electrical power equipment, we will leverage internal resources and market conditions to pursue energy-efficient, intelligent products, capturing opportunities from the global green upgrade of power grids. In new materials, we will continue optimizing processes for high-performance soft magnetic materials, focusing on reducing material loss to improve power equipment energy efficiency. This will help convert material performance advantages into product competitiveness and strengthen long-term growth. We will continue to prudently advance these initiatives based on market conditions, business performance, and compliance requirements, while optimizing our business structure, resource allocation, and operational efficiency to create long-term shareholder value. We remain cautiously optimistic about our transition towards high-quality development.”

Financial Results for Fiscal Year 2025

Total net revenues in the 2025 fiscal year increased by 11.4% to US$6.5 million, from US$5.9 million in the 2024 fiscal year, primarily due to the combined impact of: (1) the newly acquisition of the renewable energy business in November 2024, which led to the increase of renewable energy products revenue, and (2) the renting of idle office space, which has generated rental revenue during the year and promoted revenue growth. Other than the above, all other businesses have been relatively stable.

Cost of revenues in the 2025 fiscal year increased by 31.3% to US$6.1 million, from US$4.7 million in the 2024 fiscal year, which is primarily due to the increase of revenue and VAT recoverable impairment of US$1.7 million, which was recognized in cost of revenue in 2025, as it is expected that VAT will not be recovered in the foreseeable future. In a market with both opportunities and risks, we constantly adjust our development strategy, allocate resources, and control costs and expenses based on changes in the market condition, in order to avoid unnecessary expenses.

Gross profit in the 2025 fiscal year was US$0.4 million, compared to a gross profit of US$1.2 million in the2024 fiscal year.

Total operating expenses in the 2025 fiscal year decreased by 18.6% to US$25.7 million, from US$31.6 million in the 2024 fiscal year, primarily due to the combined impact of the decrease in selling expenses and general and administrative expenses, and increase in impairments.

●	Selling expenses in the 2025 fiscal year decreased by 51.5% to US$0.5 million, from US$1.1 million in the 2024 fiscal year, mainly due to the continuous decrease in sales staff salaries, which is also the result of the Company continuously adjusting its strategic policies according to changes in the market situation, while reducing costs and increasing efficiency.

●	General and administrative expenses in the 2025 fiscal year decreased by 25.4% to US$22.7 million, from US$30.5 million in the 2024 fiscal year, primarily due to decreases in payroll expenses, office rental expenses, and the tightening of various expense expenditures.

●	Impairment of intangible assets was US$1.1 million in the 2025 fiscal year, compared to nil in the 2024 fiscal year.

Loss from operations in the 2025 fiscal year was US$25.3 million, compared to loss from operations of US$30.4 million in the 2024 fiscal year.

Interest income in the 2025 fiscal year was US$8.5 million, compared to US$11.4 million in the 2024 fiscal year. The increase was primarily due to the reduction of interest rates.

Exchange (loss) gain in the 2025 fiscal year was exchange gain of US$3.1 million, compared to exchange loss of US$2.2 million in the 2024 fiscal year, primarily due to the currency fluctuation on our foreign currency denominated assets and liabilities.

Other expenses in the 2025 fiscal year was US$0.5 million, compared to US$0.1 million in the 2024 fiscal year, primarily due to the classification of changes in fair value of cryptocurrency assets into this category in accordance with new accounting standards adopted in 2025.

Government grants in the 2025 fiscal year was US$0.04 million, compared to US$0.05 million in the 2024 fiscal year, primarily due to the decrease of non-recurring rebates from local government.

Income taxes benefit in the 2025 fiscal year was US$0.3 million, compared to US$0.04 million in the 2024 fiscal year, primarily due to the reversal of deferred tax liability relating to the impairment of intangible assets recognized from a business acquisition that closed in November 2024 in 2025.

Net loss in the 2025 fiscal year was US$14.2 million, compared to US$20.9 million in the 2024 fiscal year.

Net loss attributable to Ebang International Holdings Inc. in the 2025 fiscal year was US$14.1 million, compared to US$20.3 million in the 2024 fiscal year.

Basic and diluted net loss per share in the 2025 fiscal year was US$2.24, compared to basic and diluted net loss per share of US$3.22 in the 2024 fiscal year.

Cash and cash equivalents were US$200.2 million as of December 31, 2025, compared to US$213.8 million as of December 31, 2024.

About Ebang International Holdings Inc.

With years of manufacturing experience and expertise in blockchain technology and Fintech, we have established ourselves as a key participant in these fields. Leveraging advanced technologies and cutting-edge financial services, our Fintech service platforms have been widely recognized by the market. Striving to diversify our offerings to achieve a more stable financial performance, we expanded into the renewable energy sector in Australia in November 2024, underscoring our commitment to sustainability and long-term growth. In the foreseeable future, we will continue to focus on our renewable energy business and further explore opportunities in related businesses, while proactively adapting to changes in market demand and seizing new development opportunities. Our diversified model enables us to explore synergies across our businesses, driving value for our Company and shareholders. For more information, please visit https://ir.ebang.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates, ” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current markets and operating conditions. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, the success of any acquisitions or investments that we make, the efforts of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the blockchain, Fintech and general markets, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$200,191,726	$213,822,331
Restricted cash, current	31,155	580,019
Short-term investments	6,169,815	4,906,760
Accounts receivable, net	1,099,081	1,586,766
Advances to suppliers	477,748	70,312
Inventories, net	3,642,958	597,116
Prepayments	729,713	322,382
VAT recoverable, current	87,505	3,203,198
Other current assets, net (include $126,920 and nil due from a related party as of December 31, 2025 and 2024, respectively)	3,758,291	5,676,953
Total current assets	216,187,992	230,765,837

Non-current assets:
Property, plant and equipment, net	29,804,484	29,907,181
Intangible assets, net	2,196,854	3,339,664
Operating lease right-of-use assets	3,608,497	3,348,442
Operating lease right-of-use assets - related party	69,486	40,081
Restricted cash, non-current	796,786	602,178
Goodwill	-	1,277,789
VAT recoverable, non-current	1,468,819	766,587
Other assets	2,635,010	5,756,224
Total non-current assets	40,579,936	45,038,146

Total assets	$256,767,928	$275,803,983

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$436,119	$286,099
Accrued liabilities and other payables (include $126,920 and nil due to a related party as of December 31, 2025 and 2024, respectively)	6,310,237	10,367,210
Operating lease liabilities, current	1,105,514	1,114,377
Operating lease liabilities - related party, current	48,252	29,961
Advances from customers	14,812	55,403
Total current liabilities	7,914,934	11,853,050

Non-current liabilities:
Operating lease liabilities, non-current	3,430,152	2,877,122
Operating lease liabilities – related party, non-current	21,234	10,120
Other non-current liability	357,403	376,841
Deferred tax liabilities	3,379	326,452
Total non-current liabilities	3,812,168	3,590,535

Total liabilities	11,727,102	15,443,585

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 shares issued, 4,726,424 shares outstanding as of December 31, 2025 and 2024(1)	18,178	18,178
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2025 and 2024(1)	5,978	5,978
Additional paid-in capital	396,090,766	396,454,715
Statutory reserves	11,079,649	11,079,649
Accumulated deficit	(149,185,245)	(135,091,716)
Accumulated other comprehensive loss	(13,777,506)	(12,874,020)
Total Ebang International Holdings Inc. shareholders’ equity	244,231,820	259,592,784

Non-controlling interest	809,006	767,614

Total equity	245,040,826	260,360,398

Total liabilities and equity	$256,767,928	$275,803,983

(1)	As of December 31, 2025 and 2024, 263,322 reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding.

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Product revenue	$793,047	$1,179,404	$782,349
Service revenue	5,743,940	4,689,367	4,072,832
Total revenues	6,536,987	5,868,771	4,855,181
Cost of revenues	6,142,141	4,679,085	21,558,986
Gross profit (loss)	394,846	1,189,686	(16,703,805)

Operating expenses:
Selling expenses	536,562	1,107,048	1,893,607
General and administrative expenses	22,733,520	30,455,530	29,041,432
Impairment of intangible assets	1,096,816	-	3,708,247
Impairment of goodwill	1,327,457	-	2,299,628
Total operating expenses	25,694,355	31,562,578	36,942,914

Gain on disposal of subsidiaries	-	-	7,524
Loss from operations	(25,299,509)	(30,372,892)	(53,639,195)

Other income (expenses):
Interest income	8,513,402	11,371,783	11,941,453
Other income	167,841	328,360	1,131,178
(Loss) gain from investment	(508,155)	382,896	356,996
Net (loss) gain on disposal of cryptocurrencies	-	(374,964)	744,803
Exchange gain (loss)	3,078,562	(2,169,880)	456,647
Government grants	39,121	52,191	62,600
Other expenses	(477,443)	(126,208)	(119,531)
Total other income	10,813,328	9,464,178	14,574,146

Loss before income taxes benefit	(14,486,181)	(20,908,714)	(39,065,049)

Income taxes benefit	(320,983)	(42,545)	(1,031,461)

Net loss	(14,165,198)	(20,866,169)	(38,033,588)
Less: net loss attributable to non-controlling interest	(71,669)	(615,118)	(1,261,445)
Net loss attributable to Ebang International Holdings Inc.	$(14,093,529)	$(20,251,051)	$(36,772,143)

Comprehensive loss
Net loss	$(14,165,198)	$(20,866,169)	$(38,033,588)
Other comprehensive loss:
Foreign currency translation adjustment	(790,425)	917,303	(2,278,915)

Total comprehensive loss	(14,955,623)	(19,948,866)	(40,312,503)
Less: comprehensive loss attributable to non-controlling interest	41,392	(710,883)	(1,377,803)
Comprehensive loss attributable to Ebang International Holdings Inc.	$(14,997,015)	$(19,237,983)	$(38,934,700)

Net loss per ordinary share attributable to Ebang International Holdings Inc.
Basic	$(2.24)	$(3.22)	$(5.86)
Dilute	$(2.24)	$(3.22)	$(5.86)

Weighted average ordinary shares outstanding
Basic	6,280,616	6,280,616	6,275,118
Diluted	6,280,616	6,280,616	6,275,118

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